Exhibit (a)(9)

TENDER OFFER INSTRUCTION FORM

For Participants in the Dynegy Inc. 401(k) Savings Plan, Dynegy Midwest Generation, Inc. 401(k) Savings Plan for Employees Covered Under a Collective Bargaining Agreement (union), Dynegy Midwest Generation, Inc. 401(k) Savings Plan, and/or the Dynegy Northeast Generation, Inc. Savings Incentive Plan (collectively the “Plan”)

You can communicate your election to Vanguard as follows:

1.	You can mail this Instruction Form, with appropriate postage, in the enclosed return envelope to Vanguard’s tender offer agent, American Stock Transfer & Trust Company, LLC ;

2.

You can overnight the Instruction Form to Vanguard’s tender offer agent at American Stock Transfer & Trust Company, LLC , Attn: Reorganizations, 6201 15th Avenue, Brooklyn, NY 11219, Reference: “Dynegy 401(k) Tender Offer.”

Please Note, that any Instruction Form must be RECEIVED, not just postmarked, by 5:00 p.m. ET on January 19, 2011 (the “Plan deadline”) unless the Offer is extended, in order to be valid. Unless otherwise required by law, the last properly completed direction Vanguard’s agent receives from you by the deadline above is the one which will be followed.

IF YOU DO NOT SUBMIT PROPER DIRECTIONS TO VANGUARD AS DESCRIBED HEREIN BY THE PLAN DEADLINE, UNLESS THE OFFER IS EXTENDED, VANGUARD WILL NOT TENDER ANY OF THE SHARES CREDITED TO YOUR ACCOUNT(S) IN THE PLAN. IF THE FORM IS NOT SIGNED, VANGUARD WILL NOT TENDER YOUR DYNEGY SHARES; UNLESS REQUIRED BY LAW TO DO OTHERWISE.

Vanguard makes no recommendation to any Plan participant as to whether to tender or not. Your instructions to Vanguard will be kept confidential. If you hold Dynegy shares in more than one account under the plans (described above) your tender offer instructions will apply to all shares in all Plan accounts.

Offer to Purchase for Cash All Outstanding Shares of Common Stock Including the

Associated Rights of DYNEGY INC. By IEH MERGER SUB LLC a wholly-owned subsidiary of

ICAHN ENTERPRISES HOLDINGS L.P.

BEFORE COMPLETING THIS INSTRUCTION FORM, PLEASE CAREFULLY READ THE ENCLOSED MATERIALS.

In response to the offer by IEH Merger Sub, LLC, a wholly-owned subsidiary of Icahn Enterprises Holdings L.P. (“IEP), to purchase all of the issued and outstanding shares of common stock of Dynegy Inc., including the associated rights issued pursuant to the Stockholder Protection Rights Agreement, dated as of November 22, 2010, and as amended on December 15, 2010, between the Company and Mellon Investor Services LLC, as Rights Agent (such shares of common stock and such rights collectively, the “Shares”), at a purchase price of $5.50 per Share in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions explained in the enclosed “Offer to Purchase” dated December 22, 2010, I hereby instruct Vanguard Fiduciary Trust Company to tender the Shares allocated to my Plan account(s) (as a result of my investment in the Company Stock Fund )in response to the Offer:

I direct Vanguard to tender ALL of the Shares allocated to my account(s) in the Plan.

Name and Address of Plan Participant If there is any error in the name or address shown below, please make the necessary corrections	Date
Daytime Phone Number
Please Print Name
Signature